DOTA Holdings Limited
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

November 21, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom, Assistant Director

Re:	DOTA Holdings Limited
Amendment No. 1 to Registration Statement on Form F-4 Filed November 7, 2018 File No. 333-227379

Dear Ms. Ransom,

DOTA Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2018 (the “Comment Letter”) regarding our Amendment No. 1 to Registration Statement on Form F-4 submitted November 7, 2018 (the “Registration Statement”). We have today filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), reflecting certain of the responses below as well as updating changes. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. A marked version of Amendment No. 2, in the form filed with the Commission will be transmitted to the Staff identifying all changes between Amendment No. 1 and Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 filed November 7, 2018

General Description of Business Combination Agreement, page 70

1.	We note your response to comment 3, and your amended disclosure on page 71 of your filing; yet your amended disclosure is not fully responsive to our comment. Please revise your disclosure on the cover page of your filing to provide a brief explanation of how you will determine the number of shares to be issued to each holder of Reebonz shares in exchange for Holdco Shares. Alternatively please revise your cover page to direct the reader to page 71 for this information.

In response to the Staff’s comment, we have added to pages 5 and 17 of Amendment No. 2 a cross reference to the section entitled “The Business Combination Proposal - the Business Combination Agreement and Related Agreements” beginning on page 70.

Securities and Exchange Commission

November 21, 2018

Governing Law and Dispute Resolution, page 75

2.	We note your response to comment 13 that the governing law and dispute resolution provisions in the Business Combination Agreement apply solely to claims or actions brought by one or more parties to the Business Combination Agreement, and that the agreement does not provide an exception to the arbitration and waiver provisions with respect to claims or actions brought pursuant to the federal securities laws. We note, however, that while DOTA and Reebonz were each represented by experienced counsel in the negotiation of the Business Combination Agreement, “each of the holders of [Reebonz’s] outstanding capital shares named on Annex I” are also parties to the Business Combination Agreement, and will also be limited by the arbitration and waiver provisions in the Business Combination Agreement. Please confirm, if true, that the arbitration and waiver provisions are not intended to apply to claims or actions brought pursuant to the federal securities laws.

Following consultation with Reebonz’s legal counsel, we are of the view that claims or actions brought pursuant to the U.S. federal securities laws would be outside the scope of the arbitration and waiver provisions of the Business Combination Agreement. Accordingly, the arbitration and waiver provisions are not intended to apply to claims or actions brought pursuant to the federal securities laws.

Background of the Business Combination, page 78

3.	We note your response to comment 19, and your amended disclosure on page 83 that “DOTA and Reebonz reconsidered the $25 million cash condition in the LOI,” but this is the first time this condition is mentioned in the background of the business combination. Please briefly describe the cash condition and the parties’ original purpose for including this term in the LOI.

In response to the Staff’s comments, we have added additional disclosure relating to the proposed minimum cash condition and negotiations in connection therewith. The revised disclosure can be found on pages 80 and 81 of Amendment No. 2.

DOTA’s Board of Directors’ Reasons for Approval of the Business Combination, page 83

4.	We note you response to comment 21 that DOTA’s financial advisors did not provide a report to its board of directors but instead gave their comments on target valuation and deal structure via in-person meetings, conference calls, and interactions via email. Please provide in your filing a brief summary of the specific valuations and/or projections provided to DOTA management by Cowen and/or EBC via in-person presentation, conference call, or email. Alternatively, please provide us with your legal analysis as to why these communications do not constitute a report, opinion, or appraisal materially relating to the transaction. For guidance, refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2 to further disclose Cowen’s contributions to the valuation of Reebonz and other aspects of the deal structure such as earn-out provisions. The revised disclosure can be found on page 82 of Amendment No. 2.

We respectfully advise the Staff that Cowen did not conduct a valuation of Reebonz but instead advised Draper Oakwood Technology Acquisition, Inc. (“Draper”) on adjustments to Draper’s preliminary valuation, in addition to advising on certain key provisions of the business combination agreement such as the earn-out and exchange consideration calculation. All items required by Item 1015(b) of Regulation M-A in relation to Cowen’s advice to DOTA have been disclosed in Amendment No. 2 to the extent applicable.

Securities and Exchange Commission

November 21, 2018

The Business Combination Proposal
Satisfaction of 80% Test page 85

5.	We note your response to comment 20, and your amended disclosure. Please provide a more fulsome discussion of the analyses and methodologies your board conducted in relation to the disclosed ratios and the review of projections provided by Reebonz. For example, please describe how the comparison of the disclosed ratios and the review of the disclosed projections resulted in the board’s determination that the consideration being paid in the Business Combination was fair.

In response to the Staff’s comment, we have added disclosure relating to the analysis and methodologies conducted by the DOTA board. The revised disclosure can be found on page 85 of Amendment No. 2.

Employees, page 114

6.	We note your response to comment 26. Please clearly disclose in your filing the information provided in your response including that, after the business combination, DOTA will continue to exist as a wholly owned subsidiary of Holdco to pursue potential business purposes, and that Holdco’s board may determine to dissolve DOTA at any time.

In response to the Staff’s comment, we have included revised disclosure on page 114 of Amendment No. 2.

Business of Reebonz
Overview, page 129

7.	We note your response to comment 28, and that you have supplementally provided us with certain data from Reebonz to support the statement that it is a leading player in the online luxury markets, but this is not completely responsive to our comments. Please disclose in your filing the measure by which Reebonz is a “leading player” in the online luxury markets. For example, disclose whether it leads by sales volume, GMV, annual revenue, etc.

We refer the Staff to the disclosure in the Registration Statement that the statement that Reebonz is a leading player in the online luxury markets is based on GMV. The applicable disclosure can be found on pages 124, 129, 132 and 164 of Amendment No. 2.

Reebonz Limited Annual Consolidated Financial Statements
Note 31. Financial Instruments, page F-129

8.	We note your response to comment 31. Please explain in more detail how the fair value estimates for the convertible preference shares as of December 31, 2017 and June 30, 2018 were based on or related to the enterprise value of Reebonz as determined in connection with the pending business combination.

As requested by the Staff, we respectfully advise the Staff that the fair value estimates for the convertible preference shares as of December 31, 2017 and June 30, 2018 were based on enterprise values of approximately S$188 million at December 31, 2017 and S$225 million at June 30, 2018. These were derived from a hybrid method comprising three scenarios that are probability weighted: a) Initial Public Offering (“IPO”)/Reverse Take Over (“RTO”) scenario, b) Trade Sale scenario and c) Bankruptcy scenario.

Securities and Exchange Commission

November 21, 2018

Under the IPO/RTO scenario, the fair value estimates of the convertible preference shares made reference to the expected RTO pricing. The enterprise value, indicated in the letter of intent executed by both Reebonz and DOTA on March 5, 2018 in connection with the pending business combination, was adjusted to determine the expected RTO price at S$7.60 per share as of both reporting dates, on the basis of conversion of all “in the money” convertible options that are expected to convert to ordinary shares upon the completion of the RTO event. The highest probability of occurrence was assigned to this scenario as of June 30, 2018 and December 31, 2017. The RTO price of S$7.60 per share best reflects the expected RTO price as of both June 30 2018 and December 31, 2017 based on the letter of intent. A RTO share price of US$10.27 was subsequently applied by DOTA based on the merger agreement on September 4, 2018. This revised RTO share price was not present and did not reflect the expected RTO price as of both June 30 2018 and December 31, 2017 given that the letter of intent was the only source of the expected RTO price.

Under the Trade Sale scenario, the income approach, using the discounted cash flow analysis as a primary method, was applied to estimate Reebonz’s enterprise value for this scenario of S$130 million (December 31, 2017; S$127 million) based on the financial forecasts provided by Reebonz management. An option pricing model was applied, allocating the value between the ordinary shares and preference shares, to determine the fair value estimates for the convertible preference shares as of both reporting dates. The lowest probability of occurrence was assigned to this scenario as of June 30, 2018 and an equal probability of occurrence as the Bankruptcy scenario as of December 31, 2017.

Under the Bankruptcy scenario, the enterprise value of Reebonz was estimated to be zero. A lower probability of occurrence was assigned to this scenario as of June 30, 2018 and December 31, 2017.

The increase in the estimated enterprise values between December 31, 2017 and June 30, 2018 arises principally from a change in the probabilities assigned to the different scenarios, with an increase in the probability of the IPO/RTO scenario and a commensurate decrease in the probability of trade sale.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey W. Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Aamer Sarfraz
Aamer Sarfraz Chief Executive Officer

cc:	Jeffrey W. Rubin, Esq.
Ellenoff Grossman & Schole LLP